FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Woodmen Financial Services, Inc.
Years Ended December 31, 2023 and 2022
With Report and Supplemental Report
of Independent Registered Public Accounting Firm

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Woodmen Financial Services, Inc

TYPE OF REGISTRANT (check all applicable boxes):
▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 Farnam St
(No. and Street)

Omaha	NE	68102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsey Eblen	402-661-8363	leblen@woodmenlife.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

1200 Main St	Kansas City	MO	64105
(Address)	(City)	(State)	(Zip Code)

	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Tim Buderus</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Woodmen Financial Services, Inc</u>, as of <u>12/31</u>, 2<u>3</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Title:

President

GENERAL NOTARY - State of Nebraska
BRENDA VAN CLEAVE
My Comm. Exp. November 5, 2027

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Woodmen Financial Services, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2023 and 2022

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 3
Statements of Operations 4
Statements of Changes in Stockholder's Equity 5
Statements of Cash Flows 6
Notes to Financial Statements 7

Supplemental Information

  Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 14

Ernst & Young LLP
Corrigan Station
Suite 04-100
1828 Walnut Street
Kansas City, MO 64108

Tel: +1 816 474 5200
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors
Woodmen Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Woodmen Financial Services, Inc. (the Company) as of December 31, 2023 and 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and

other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

Ernst & Young LLP

March 14, 2024

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31,	
	2023	**2022**
Assets		
Cash and cash equivalents	$ **542,711**	$ 777,005
Receivables from brokers, dealers, and others	**540,625**	500,405
Other receivables	**2,044**	3,095
Prepaid expenses and other assets	**61,774**	70,998
Total assets	$ **1,147,154**	$ 1,351,503
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$ **334,579**	$ 297,254
Due to parent	**66,033**	46,779
Accounts payable and accrued expenses	**232,727**	299,434
Total liabilities	**633,339**	643,467
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**15,398,875**	15,398,875
Accumulated deficit	**(14,935,060)**	(14,740,839)
Total stockholder's equity	**513,815**	708,036
Total liabilities and stockholder's equity	$ **1,147,154**	$ 1,351,503

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Operations

| | | Year Ended December 31, | | |
		2023		2022
Revenues:				
Concession income	$	7,519,487	$	8,485,345
Fee income		3,150		1,200
Interest income		36,280		14,131
Other income		248		215
Total revenues		7,559,165		8,500,891
Expenses:				
Commissions expense		5,326,591		6,122,928
Licenses and fees		68,480		75,079
Professional fees		107,111		62,420
Salaries and related expenses		1,802,888		1,905,217
Other operating expenses		448,316		440,619
Total expenses		7,753,386		8,606,263
Net loss	$	(194,221)	$	(105,372)

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2022	$ 50,000	$ 15,398,875	$ (14,635,467)	$ 813,408
Net loss	–	–	(105,372)	(105,372)
Balances at December 31, 2022	50,000	15,398,875	(14,740,839)	708,036
Net loss	**–**	**–**	**(194,221)**	**(194,221)**
Balances at December 31, 2023	**$ 50,000**	**$ 15,398,875**	**$ (14,935,060)**	**$ 513,815**

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Cash Flows

| | Year Ended December 31, | |
	2023	**2022**
Operating activities		
Net loss	**$ (194,221)**	$ (105,372)
Adjustments to reconcile net Income to net cash		
(used in) operating activities:		
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(40,220)**	28,759
Other receivables	**1,051**	(161)
Prepaid expenses and other assets	**9,224**	(10,136)
Commissions payable	**37,325**	(29,721)
Due to parent	**19,254**	40,644
Accounts payable and accrued expenses	**(66,707)**	(143,634)
Net cash (used in)/provided by operating activities	**(234,294)**	(219,621)
(Decrease)/increase in cash during year	**(234,294)**	(219,621)
Cash and cash equivalents at beginning of year	**777,005**	996,626
Cash and cash equivalents at end of year	**$ 542,711**	$ 777,005

See accompanying notes.

Woodmen Financial Services, Inc.

Notes to Financial Statements

December 31, 2023

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company) was incorporated on July 9, 2001, and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly owned subsidiary of Woodmen of the World Life Insurance Society (WoodmenLife). The Company began operating as a broker-dealer on July 1, 2002. The Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis. The Company receives capital contributions from WoodmenLife to fund operations, if needed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting (U.S. GAAP) principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing commercial checking and a money market fund.

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the Statements of Financial Condition at December 31, 2023 and 2022 are in money market funds that are carried at cost, which approximates fair value. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers between Level 1, Level 2 or Level 3 during 2023 or 2022.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

The Company evaluates the deferred tax asset for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent Events

The Company's management has evaluated the financial statements for subsequent events though March 14, 2024, which the financial statements were issued.

2. Revenue from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the Statements of Operations:

	Year Ended December 31,	
	2023	2022
Revenues from contracts with customers		
Mutual fund sales concessions	$ 1,055,869	$ 1,459,152
Insurance product concessions	3,169,699	4,083,167
Brokerage concessions	3,430	7,152
Asset based fees	3,195,232	2,817,372
Service fees	95,257	118,502
Total Revenues from contract with customers	7,519,487	8,485,345
Other Revenues:		
Fee income	3,150	1,200
Interest income	36,280	14,131
Other income	248	215
Total Other Revenues	39,678	15,546
Total Revenues as included in the Statements of Operations	$ 7,559,165	$ 8,500,891

The following discussion describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

Mutual fund sales concessions

The Company has entered into agreements with several organizations to sell mutual funds to its customers. The related performance obligation is the successful sale of the mutual fund assets. The Company will recognize mutual fund sales concession revenue at the point in time the performance obligation has been satisfied, which is the trade date.

Insurance product concessions

The Company has agreements with WoodmenLife to earn concessions for servicing WoodmenLife's variable annuity policies. The Company also has an agreement with a unrelated insurance companies to sell their insurance products. The Company's performance obligations are for the initial sale of a policy. The Company receives consideration daily, weekly and monthly and recognizes revenue for these commissions when amounts are known. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policyholder.

Asset based fees

The Company has entered into agreements with several organizations to earn fees for servicing and distribution of retail mutual funds and mutual funds included in variable products. The Company's performance obligations are the servicing of assets, including processing purchases and redemptions, advertising and compensation for selling shares. The Company receives asset based fees monthly or quarterly for satisfying the performance obligations, and are based on a percentage of net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the revenue we will be entitled to is highly uncertain and susceptible to factors outside of our control. Such factors include market value of assets under management and the length of time investors hold their accounts.

Brokerage concessions

The Company has entered into agreements with its clearing broker to provide brokerage services to its customers. The related performance obligation is the successful sale of the brokered financial instruments, typically stocks and bonds. The Company will recognize brokerage concession revenue at the point in time the performance obligation has been satisfied, which is the trade date.

Woodmen Financial Services, Inc.

Notes to Financial Statements (continued)

Service fees

The Company has an agreement with WoodmenLife to provide compliance, supervisory, and accounting services for proprietary variable annuity policies. The Company's performance obligations include those services for maintaining the policies. The Company receives services monthly based on a percentage of premiums paid by variable annuity policyholders to WoodmenLife. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policyholder.

Costs to fulfill the contracts with customers include commissions paid to agents for sales and servicing of the related mutual fund assets and insurance products. These costs relate to performance obligations already satisfied and are expensed when incurred.

Receivables from contracts with customers were $484,347 at December 31, 2023 and $446,792 at December 31, 2022 and were recorded in the statement of financial condition.

Fee Income

Fee income primarily consists of a minimum production requirement for Woodmen Financial Services Registered Representatives. A registered representative that does not meet required minimum production is assessed a fee to cover costs to keep the Registered Representative under contract. The fee for 2023 and 2022 was $150 and $150 per representative, respectively. The Company collected minimum production requirement fees of $3,150 and $1,200 for the years ended December 31, 2023 and 2022, respectively.

3. Income Taxes

The Company is included in the consolidated income tax return of WFS Holdings, Inc. Consolidated income tax expense is allocated based on each company's separate taxable income.

The Company has accumulated net operating losses of $12,877,000, of which $11,995,000 can be carried forward to offset future taxable income but expire between tax year 2037 and 2024 and $882,000 of accumulated net operating losses that do not expire. The net operating losses result in a net deferred asset of $2,704,000 at December 31, 2023 and $3,037,000 at December 31, 2022. This represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Due to the uncertainty regarding whether the Company will generate sufficient future taxable income to realize the operating loss carryforwards, management has established a valuation allowance for the full amount of the deferred tax asset and therefore no net deferred asset is reported on the Statement of Financial Condition.

Woodmen Financial Services, Inc.

Notes to Financial Statements (continued)

Income Taxes (continued)

The company recognized an income tax benefit of $0 and $0 related to the net operating losses deferred tax asset for the years ended December 31, 2023 and 2022. The net change in the valuation allowance for the years ended December 31, 2023 and 2022 was $333,000 and $39,000, respectively. The effective tax rate is the expected future tax benefit of the current and prior year losses and, therefore, differs from the federal rate.

The Company classifies interest and penalties related to income taxes as other operating expense. The Company did not recognize any interest or penalties for the years ended December 31, 2023 and 2022.

The Company files a U.S. Federal income tax return and state income tax returns where required. The 2020 through 2023 U.S. Federal tax years are subject to income tax examinations by tax authorities. The Company does not have any uncertain tax positions for the years ended December 31, 2023 and 2022.

4. Net Capital

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2023, the Company had net capital of $399,986 which was $349,986 in excess of the required net capital of $50,000. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 1.583 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

5. Related-Party Transactions

A portion of the Company's revenue is received from WoodmenLife. The revenue is in the form of concessions for servicing WoodmenLife's variable annuity policies, of which the majority is paid to agents of WoodmenLife as commissions. Concessions received from WoodmenLife in 2023 and 2022 were $1,485,149 and $2,161,816, respectively. Commissions paid to WoodmenLife in 2023 and 2022 were $1,384,452 and $2,041,528, respectively. Service Fees received from WoodmenLife in 2023 and 2022 were $95,257 and $118,502, respectively.

A portion of the Company's liabilities is due to WoodmenLife in accordance with a professional services agreement in effect. The amounts due at December 31, 2023 and 2022 were $66,033 and $46,779, respectively.

Some of the Company's operating expenses represent allocations from or payments by WoodmenLife, which are then reimbursed by the Company. Allocated expenses are billed monthly and include, but not limited to, professional service fees, rent, and direct Company expenses. The amounts for the years ended December 31, 2023 and 2022, were $2,039,855 and $2,258,707, respectively.

Supplemental Information

Woodmen Financial Services, Inc.

Schedule I - Computation of Net Capital – Pursuant to Rule 15c3-1

December 31, 2023

Computation of net capital

Total stockholder's equity		$ 513,815
Ownership equity not allowable		-
Total regulatory capital		513,815

Deductions and/or charges:
  Nonallowable assets:

Other receivables	$ 2,044	
Other assets	61,774	
Total deductions and/or charges		63,818

Net capital before haircuts on securities positions		449,997

Haircuts on securities	$ 11	
Other Deductions or Charges – Fidelity Bond Deduction	50,000	
Net capital		$ 399,986

Computation of basic net capital requirement

Minimum net capital required Note (A)	$ 50,000
Net capital requirement (minimum)	50,000
Net capital requirement	50,000
Excess net capital	349,986
Net capital less greater of 10% of line 19 or 120% of line 12	336,652

Computation of aggregate indebtedness

Total A.I. liabilities from statement of financial condition:

Commissions payable	$ 334,579
Due to parent	66,033
Accounts payable and accrued expenses	232,727
Total aggregate indebtedness	$ 633,339
Percentage of aggregate indebtedness to net capital	158.34%
Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	-%

Schedule I - Computation of Net Capital – Pursuant to Rule 15c3-1 (continued)

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement.

2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

There were no differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2023, Part IIA Focus report filed on January 15, 2024.